July 17, 2025

Fooi Chen Chai
Chief Executive Officer
Radiant Strategies Corp
No.15, Jalan 17/42, Taman Kok Doh, Segambut 51200
Kuala Lumpur, Malaysia

       Re: Radiant Strategies Corp
           Registration Statement on Form S-1
           Filed June 20, 2025
           File No. 333-288165
Dear Fooi Chen Chai:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 20, 2025
Prospectus Summary, page 1

1. Please add a Prospectus Summary, compliant with Item 503 of Regulation S-K. In the summary, please also revise to state that:
           Ms. Chai will have the ability to determine all matters requiring approval by stockholders, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets;
           you have minimal operations, revenues, and customers to date; and as disclosed on page 2, you do not have the financial resources required to operate
           as a public company.
 July 17, 2025
Page 2
Estimated Dilution to Purchasers of Our Common Stock, page 5

2. Reference is made to your disclosure that expenses of the offering will be $20,000 in the previous tables. Please tell us why these expenses were not considered in your table of estimated dilution at the bottom of page 5.
Industry Overview, page 7

3. Please revise to include sources for the claims that you make in this section.
Our Business, page 7

4. Please revise your disclosure here and throughout the registration statement to more clearly articulate the status of your operations and revenue-generating activity, including clear disclosure of any services or plans that are aspirational. Additionally, we note your disclosure on page F-11 that you have two customers and you disclose on page 4 the risks associated with your customers reducing or terminating their contracts. Please revise to describe the material terms of such contracts and file them as exhibits. Refer to Item 601(b)(10) of Regulation S-K.
Related Party Transactions and Relationships, page 10

5. Please clarify whether the $2,200 contributed by Ms. Chai was a loan and if so, whether it is interest-bearing with repayment terms. Additionally, please include the value of the executive office and business space provided to the company by Ms.
       Chai.
Description of Securities, page 11

6. We note your statement that your description of common stock is "qualified in its entirety by reference to our Articles of Incorporation, as amended, our bylaws and
       Florida corporation law." However, your organizational documents state that you are a
       Nevada corporation. Please revise for consistency.
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-7

7. You disclose here that revenue is generated through website development and design services to customers. On page 6 you disclose that revenue was generated from providing advisory services to support clients' public relations and communication efforts and drafting, editing, and publishing of press releases on various news channels and social media platforms. Please reconcile these disclosures for us and revise your disclosure for consistency. In addition, revise this note to provide disclosure pursuant to ASC 606-10-50-12 and 606-10-50-17 through 19. Notes to Condensed Consolidated Financial Statements
1. Organization and Business Background, page F-7

8. We note your acquisition of 100% of the equity interest of Radiant PR Solutions Sdn.
       Bhd. on February 25, 2025. Please expand your disclosures in the notes to address the requirements of ASC 805-10-50-2(d) through 2(f) or ASC 805-50-50-1 through 4, as applicable.
 July 17, 2025
Page 3

Item 16. Exhibits and Financial Statement Schedules, page II-1

9. Please file as an exhibit a specimen stock certificate and any other instruments defining the rights of shareholders. Refer to Item 601(b)(4) of Regulation S-K.
General

10. It appears that your officer and director is a non-U.S. resident. If applicable, in an appropriately captioned subsection of the business section, or in the risk factor section, please disclose an investor's ability:

             to effect service of process within the United States against your non-U.S.
           resident officer and director;

             to enforce U.S. court judgments based upon the civil liability provisions of the
           U.S. federal securities laws against the above referenced foreign person in the
           United States;

             to enforce in a Malaysian court, a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws against the above foreign person;
           and

             to bring an original action in a Malaysian court to enforce liabilities based upon the U.S. federal securities laws against the above foreign person.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Blaise Rhodes at 202-551-3774 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Cara Wirth at 202-551-7127 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Jackson L. Morris